                                                                    EXHIBIT 12.1
                     BOYKIN LODGING COMPANY AND PREDECESSOR

                  CALCULATION OF RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                          PERIOD           PERIOD        NINE MONTHS
                                                                       JANUARY 1, TO   NOVEMBER 4, TO       ENDED
                                                                        NOVEMBER 3,     DECEMBER 31,    SEPTEMBER 30,
                                1992      1993      1994      1995         1996             1996            1997
                               -------   -------   -------   -------   -------------   --------------   -------------
                                 (A)       (A)       (A)       (A)          (A)
Fixed Charges --
  Interest expense(B)........  $12,997   $12,375   $12,397   $14,169      $13,430         $    123         $ 1,686
  Interest element of
    rentals(C)...............      202       207       217       228          209               36             212
  Capitalized interest.......       --        --        --        --           --               --             169
                               -------   -------   -------   -------      -------         --------         -------
         Total...............  $13,199   $12,582   $12,614   $14,397      $13,639         $    159         $ 2,067
                               =======   =======   =======   =======      =======         ========         =======
Preferred Dividends..........  $    --   $    --   $    --   $    --      $    --         $     --         $    --
                               =======   =======   =======   =======      =======         ========         =======
Earnings --
  Net income (loss)..........  $(2,707)  $(2,464)  $   172   $   508      $  (779)        $ (4,107)        $12,986
  Extraordinary loss
    (gain)...................       --        --        --      (556)       1,315            4,908             141
  Fixed charges..............   13,199    12,582    12,614    14,397       13,639              159           2,067
  Capitalized interest.......       --        --        --        --           --               --            (169)
  Income allocable to
    minority interest having
    fixed charges............       --        --        --        --           --               40           1,917
                               -------   -------   -------   -------      -------         --------         -------
         Total...............  $10,492   $10,118   $12,786   $14,349      $14,175         $  1,000         $16,942
                               =======   =======   =======   =======      =======         ========         =======
Ratio of Earnings to Fixed
  Charges....................      (D)       (D)      1.01       (D)         1.04             6.29            8.20

---------------

In computing the ratio of earnings to combined fixed charges and preferred dividends: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized), and
(b) fixed charges consist of interest and amortization of debt discount and expense (including amounts capitalized) and the estimated interest portion of rents.

(A) Data applicable to periods prior to November 4, 1996 relates to the Initial Hotels, the predecessor to the business of Boykin Lodging Company.

(B) For all periods presented, includes amortization of deferred financing costs and debt discount.

(C) The Company believes that the interest element of its operating lease agreements is equal to one-third of its rental obligations under such leases.
(D) In 1992, 1993 and 1995, earnings were insufficient to cover fixed charges by $2,707, $2,464 and $48, respectively.